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                                                                    EXHIBIT 23.3

                   CONSENT OF INTERNATIONAL DATA CORPORATION

IDC approves the use of the following  information:

o World Wide Web users will grow from approximately 159 million in 1998 to approximately 510 million in 2003, according to IDC Internet Commerce Market Model (ICMM) V5.

o the number of devices (with communication capability, for example a modem or ethernet) accessing the World Wide Web at least once in the last three months will grow from approximately 175 million in 1998 to approximately 739 million by 2003, according to IDC's ICMM V5.

o commerce revenues on the Internet will grow from approximately $50 billion at the end of 1998 to approximately $1.3 trillion by the end of 2003, according to IDC's ICMM V5.


/s/ Alexa McCloughan                                    2/11/00
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Alexa McCloughan
IDC